SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)(1)

                           Sonus Pharmaceuticals, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   835692 10 4
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                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)



-----------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 835692 10 4                                         Page 2 of  4 Pages

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1)   Name of Reporting Person            Domain Public Equity Partners, L.P.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box           (a) [  ]
       if a Member of a Group            (b) [  ]
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3)   SEC Use Only
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4)   Citizenship or Place Delaware of Organization
--------------------------------------------------------------------------------
Number of                             5) Sole Voting     1,354,819 shares
Shares Beneficially                        Power         of Common Stock
Owned by Each                                            (including shares
Reporting Person                                         issuable upon exercise
With                                                     of warrants)

                                      6) Shared Voting
                                           Power               -0-
                                      ------------------------------------------
                                      7) Sole Disposi-   1,354,819 shares
                                           tive Power    of Common Stock
                                                         (including shares
                                                         issuable upon exercise
                                                         of warrants)
                                      ------------------------------------------
                                      8) Shared
                                         Dispositive Power     -0-
                                      ------------------------------------------

9)   Aggregate Amount Beneficially                       1,354,819 shares
     Owned by Each Reporting person                      of Common Stock
                                                         (including shares
                                                         issuable upon exercise
                                                         of warrants)
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                            6.2%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting Person                                  PN

CUSIP No. 835692 10 4                                         Page 3 of  4 Pages

                         Amendment No. 2 to Schedule 13G
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13G filed on August 6, 2003 and Amendment No. 1 thereto filed on January 22, 2004 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

          The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4 - Ownership.

               (a) Amount Beneficially Owned:

               1,354,819 shares of Common Stock (including shares issuable upon exercise of warrants)

               (b) Percent of Class:

               6.2 %

               (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

               1,354,819 shares of Common Stock (including shares issuable upon exercise of warrants)

               (ii) shared power to vote or to direct the vote: -0-

               (iii) sole power to dispose or to direct the disposition of:

               1,354,819 shares of Common Stock (including shares issuable upon exercise of warrants)

               (iv) shared power to dispose or to direct the disposition of: -0-

CUSIP No. 835692 10 4                                         Page 4 of  4 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                     DOMAIN PUBLIC EQUITY PARTNERS, L.P.
                     By:  Domain Public Equity Associates, L.L.C.,
                     General Partner

                     By:   Domain Associates, L.L.C., Managing Member

                     By         /s/ Kathleen K. Schoemaker
                       ---------------------------------------------------------
                                Managing Member


Date:   January 13, 2005